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FOR IMMEDIATE RELEASE                       For further information contact:
                                            Steve W. Herod
                                            (713) 759-6808, Ext. 104


                 MIDDLE BAY OIL COMPANY, INC. COMMENCES TENDER
                 OFFER FOR SHARES OF ENEX RESOURCES CORPORATION
                        COMMON STOCK AT $15.00 PER SHARE


Houston, Texas, February 19, 1998... Middle Bay Oil Company, Inc. ("Middle Bay") (NASDAQ:MBOC) announced today that it has formally commenced a cash tender offer for common shares of Enex Resources Corporation ("Enex")(NASDAQ:ENEX) at a price of $15.00 per share.

The purpose of the tender offer is to acquire shares that will represent at least a majority of the outstanding common stock of Enex. The tender offer is intended to result in the acquisition of 100% of Enex's outstanding common stock.

The tender offer is scheduled to expire at 12:00 midnight, Houston, Texas time, on March 16, 1998, unless extended.

John J. Bassett, President and Chief Executive Officer of Middle Bay, stated, "We are pleased to make this tender offer for Enex shares and believe we are offering fair value to the Enex shareholders. Enex's properties are an excellent fit with out existing production and we have identified numerous exploitation projects that we look forward to aggressively pursuing."

The tender offer is not subject to any financing condition. It is, however, conditioned upon, among other things, (i) at least a majority of the Enex common shares being validly tendered and not withdrawn and (ii) certain actions by the Board of Directors of Enex to facilitate the tender offer and to provide, subject to successful completion of the offer, for the replacement of the Enex Board by the designees of Middle Bay.

Enex Resources Corporation is an independent oil and gas production and development company, headquartered in Kingwood, Texas, with operations primarily in Texas.

Middle Bay Oil Company, Inc. is an independent oil and gas exploration and production company, headquartered in Houston, Texas, with operations in the Gulf Coast and Mid-Continent regions.